Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague	Scott P. Doney	Facsimile: 702-944-7100
Christopher T. Clark		Email: bclark@caneclark.com

VIA EDGAR

August 12, 2010

Joseph A. Forte, Senior Assistant Chief Accountant
c/o Ms. Beverly Singleton
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington D.C., 20549-3561

Re:          Galaxy Gaming, Inc.
Form 10-K for fiscal year ended December 31, 2009, filed April 13, 2010
Your File No. 0-30653

Dear Mr. Forte:

We write on behalf of Galaxy Gaming, Inc. (the “Company”) in response to comments by the United States Securities and Exchanges Commissions (the “Commission”) in a letter dated July 27, 2010 by Joseph A. Forte, Senior Assistant Chief Accountant of the Division of Corporate Finance commenting on the Company’s Form 10-K for the year ended December 31, 2009, filed April 13, 2010.

The factual information provided herein relating to the Company has been made available to us by the Company.  Titling and paragraph numbering of the comments as inserted herein below corresponds to the titling and numbering used in the Commission’s comment letter.

Management’s Discussion and Analysis, page 15

Results of Operations. . .the Years Ended December 31, 2009 and 2008

1.
We note the disclosure under Introduction and Plan of Operation, on pages 3 and 16, respectively, that you group your products into two business segments, Proprietary Table Games and the Bonus Jackpot System with the vast majority of your income being derived from high margin recurring licensing and lease fees earned on a monthly basis.  Please expand your MD&A discussion to also separately discuss the operating results (i.e. revenues and profitability) of each your two business segments.  In addition, please also separately discuss the nature and amount of material changes from period to period in each of your statement of operations captions.

Joseph A. Forte
August 12 ,2010

Response:

The Company is currently engaged in the business of developing and licensing proprietary casino games.  It earns revenue from licensing of content; specifically premium table games (in the case where the Company developed the game) or side bets (e.g. adding a separate wager to an existing public domain game such as blackjack).    The Company has recently developed the Bonus Jackpot System.  However, this “system” is just an additional mechanism for earning revenue for the placement of our proprietary casino games.  When we sell a “system” we seek to be essentially reimbursed for the costs of the components and assembly of the system.  The “system” is fundamentally a precursor to the revenue earning stream for our proprietary games.  Furthermore, all of the “systems” installed at our clients include the Company’s proprietary table game.

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, which is codified at FASB Accounting Standards Codification (ASC 280), Segment Reporting requires an entity report information about a public business enterprise’s operating segments.  Operating segments are components of an enterprise about separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Generally, financial information is required to be reported on the basis that it is used internally for evaluating segment performance and deciding how to allocate resources to segments.  The Statement requires that a public business enterprise report a measure of segment profit or loss, certain specific revenue and expense items, and segment assets. It requires reconciliations of total segment revenues, total segment profit or loss, total segment assets, and other amounts disclosed for segments to corresponding amounts in the enterprise’s general-purpose financial statements. It requires that all public business enterprises report information about the revenues derived from the enterprise’s products or services (or groups of similar products and services), about the countries in which the enterprise earns revenues and holds assets, and about major customers regardless of whether that information is used in making operating decisions. However, this Statement does not require an enterprise to report information that is not prepared for internal use if reporting it would be impracticable.

Internally, the Company tracks revenues (1) by each of its proprietary casino games and (2) the amount of sale/reimbursement of products. From a cost perspective the Company internally tracks the cost of ancillary products (e.g. pay table or signage related to a specific proprietary game that our client may elect to purchase when they utilize our game) and the assembled components of the Bonus Jackpot System.  These costs are classified under Cost of Goods Sold on the Statements of Operations.  With respect to the Company’s cost of products, the allocation of overhead to inventory is not significant as the Company does not perform any manufacturing nor does it have a formalized purchasing department or assembly operation.  As recommended in Comment 6 we have begun to segregate the cost of Research and Development Expense.  The Company does not internally track the cost associated with the revenue of each of its proprietary casino games since it would be overly burdensome and require subjective allocations of common costs.

In comparing the Company’s business model to its main competitor, our (current) business model competes against only one of their business segments; Proprietary Table Games.  In their latest 10-K our main competitor states Proprietary Table Games “includes live and electronic proprietary table games, progressive table games with bonusing options and proprietary side bets”.  This is similar to our Company’s current revenue model.  We currently do not compete in any of their other business segments.

Having stated our rationale for not separately reporting business segments we concur that, as discussed, clarification of the Company’s reporting in future filings, beginning with the June 30, 2010 10-Q, would better serve the public and as such the Company has made revisions to the financial statements and management discussion and analysis that was incorporated in the Form 10-Q for the quarterly period ended June 30, 2010 filed on August 10, 2010.

Specifically with respect to the points raised by this comment no. 1, the Company has, at note 2 page F-7, separately disclosed that portion of its revenue attributable to recurring royalties from the licensing of game content and other fees paid on the basis of the performance of electronic platforms.  In addition, we have ceased describing our operations using the phrase “business segments” going forward so as to minimize any future confusion.

Joseph A. Forte
August 12 ,2010

2.
To the extent you have two operating segments that are separate reportable segments pursuant to the guidelines of Accounting Standards Codification (“ASC”) 280-10-50-1 through 9, please revise the notes of your financial statements to include the appropriate business segment reporting.  If you have two separate operating segments that have been aggregated into one reportable business segment pursuant to ASC 280-10-50-11, please disclose this fact in a segment footnote to the audited financial statements.  Please advise and revise accordingly.

Response:

As noted in the response to the previous comment, the Company has, beginning with the Form 10-Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, ceased using the phrase “business segments” in describing its operations in order to minimize future confusion as the Company does not have separate operating segments within the meaning of the accounting literature cited in the comment.  In addition, the company separately reported that portion of its revenue attributable to recurring royalties from the licensing of game content and other fees paid on the basis of the performance of electronic platforms in order to better distinguish between one time cost recovery payments and recurring revenue.

Liquidity and Capital Resources, page 18

3.
Please expand the first paragraph to also disclose the amount of your deficit in working capital for each year presented. Also, please discuss whether or not you have any available third-party lines or letters of credit and, any written or oral commitments from officers or shareholders to provide you with loans or advances to support your operations or fund any potential acquisitions.  Please discuss the source of financing for the pending acquisition discussed under Develop and/or Acquire New Products and Game Content, on page 16.

Response:

In the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company disclosed the amount of its working capital and that it did not have any available third party lines or letters of credit.  The Company further disclosed that it does not have any written or oral commitments from officers or shareholders to provide the Company with loans or advances to support its operations or fund potential acquisitions.

With respect to the acquisition of the “Deuces Wild Hold’em Fold’em” game, the Company addressed the financing on Page 4 in the Management Discussion and Analysis and footnotes 7 and 18 in the Notes to Financial Statements in the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010.

Joseph A. Forte
August 12 ,2010

4.
We believe that your statement of operations is limited and can be greatly enhanced with more detail and better information for analysis by investors.  In this regard, we note that you design, manufacture and market casino table games and electronic jackpot bonus system platforms and you derive revenues from both product leases and royalties (licensing) as well as products sales and services from the associated products.  As such, please consider a break-out of each of these two respective and different revenues streams on the face of the statement of operations.  As these different revenue streams have different margins (see below), this break-out will provide more meaningful information for investors on trends, comparability and analysis.

Response:

As discussed in response to comment 1, above, the vast majority of the Company’s revenues are derived from recurring revenue associated with the use of our content.  As such we have disclosed this amount as well as the reimbursement from the sale of product in footnote 2 if the Notes to Financial Statement at page F-7 in the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010.

5.
It is also unclear on how you currently classify items in cost of sales and operating expenses, as the amount of your cost of sales is insignificant with a substantive amount of your costs included in a vague category called “operating expenses.”  As such, your current presentation of “gross profit” with its insignificant amount of cost of sales expense does not appear meaningful and may be inappropriately derived.  In addition, we note that your statement of operations presentation in disclosing costs and expenses is not consistent with others in your industry, such as your major competitor.  With a break-out of you respective revenue streams, separate line items for cost of leases and royalties as well as cost of product sales and service should be presented consistent with its revenue presentation.  we believe that separate presentation of each of your cost of revenue categories is especially meaningful as a vast majority of your income is derived from high margin licensing and lease fees as disclosed in Plan of Operation on Page 16.

Response:

Pursuant to your recommendation (and consistent with our main competitor), beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has clarified the expense categories on the Statement of Operations.  Specifically, the Company has segregated Research and Development expenses and classified the remaining expenses under the caption “Selling, general and administrative expenses.”

Joseph A. Forte
August 12 ,2010

6.
Furthermore, it appears that the costs that you should consider for presentation in your costs of revenue line items (before reporting gross profit as a performance measure) include items that are direct expenses (e.g. cost of products sold, manufacturing overhead, shipping, installation, depreciation of leased assets, amortization or intangible assets, etc.) as well as indirect expenses (e.g. costs directly identified with your two reportable business segments such as product approval costs, product related litigation-expense, directly-allocable sales expense, etc.).  Rather, than reporting a vague “operating expense” caption, you should consider solely reporting selling, general and administrative expenses and research and development expense as separate cost and expense captions in deriving your “net operating loss” amounts in your statement of operations.  As the amount of your research and development expenditures is significant, as noted in your business section (page 11), disclosure of these expenses on the face of your statement of operations would meet the disclosure guidance in ASC Topic 730-10-50-1, with a note in the accounting policy describing how you account for these expenditures in your financial statements.  We also believe that disclosure in MD&A and or the notes that clearly describe the nature of costs that you include in your respective cost of revenue and selling, general and administrative line items would benefit an investor

Response:

The cost of revenue includes:
(1)
the cost of ancillary products that we procure from third parties and sell to our clients (e.g. pay table or signage related to a specific proprietary game that our client may elect to purchase when they utilize our game).  For these particular items we are effectively fill the function as a distributor.

(2)	the assembled components of the Bonus Jackpot System.

With respect to indirect costs, the allocation of overhead to inventory is not significant as the Company does not perform any manufacturing nor does it have a formalized purchasing department or assembly operation.  Pursuant to your recommendation (and consistent with our main competitor), beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has clarified the expense categories on the Statement of Operations.  Specifically, the Company has segregated Research and Development expenses and classified the remaining expenses under the caption “Selling, general and administrative expenses.”  Furthermore the Company added discussion in the management, discussion and analysis concerning the changes to research and development expense.

Joseph A. Forte
August 12 ,2010

7.	Please consider the items above and re-evaluate your presentation in the Statement of Operations and advise and revise accordingly.

Response:

Pursuant to your recommendation (and consistent with our main competitor), beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has clarified the expense categories on the Statement of Operations.  Specifically, the Company has segregated Research and Development expenses and classified the remaining expenses under the caption “Selling, general and administrative expenses.”  Furthermore the Company added a footnote disclosure under Note 2: Significant Accounting Policies, (Page F-7) captioned “Research and Development”.  This footnote describes the nature of the expenses as well as the accounting treatment.

Note 2. Significant Accounting Policies, page F-6

Revenue Recognition

8.
reference is made to your revenue recognition policy which is very limited and general on when you earn revenues.  We note that you derive revenues in at least two different ways. As such, we believe that your revenue recognition policy should separately address how you earn product leasing and royalty revenue as well as product sales and service revenue.  Your policies should be more descriptive by including the specific criteria that provides the respective revenue recognition for each of these categories.  If your products include any software when leasing or selling or any of your revenue arrangements include multiple deliverables, your revenue recognition policy should also specifically address the accounting treatment for these elements.  Please refer to the guidance in ASC Topic 605 on Revenue Recognition and advise and revise accordingly.

Response:

Beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has revised its Revenue Recognition footnote, at page F-7.

Joseph A. Forte
August 12 ,2010

9.
Please provide an accounting policy on income taxes.  Among other items, your policy should address the recognition of deferred tax assets and liabilities and how you evaluate, measure, and recognize whether a valuation allowance is required.  In this regard, we note that you have recognized a material full valuation allowance against all your deferred tax assets (i.e. net operating loss carry-forwards).  Please refer to the guidance in ASC Topic 740-10-25 and 740-10-50 and revise accordingly.

Response:

Beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has added a Deferred Income tax footnote under the Significant Accounting Policies; (see page F-7) and added verbiage to Note 14 Income Taxes concerning the valuation allowance.

10.
Please provide an accounting policy for earnings (loss) per share.  The policy should address both the computation of basic and diluted per share amounts as well as any amounts and items that are anti-dilutive and not used in the computation.  Please refer to the guidance in ASC Topic 260-10-45 and 260-10-50 and revise accordingly.

Response:

Beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has added an Earnings per Share footnote under the Significant Accounting Policies; (see page F-7).

Form 10-Q (Quarter Ended March 31, 2010)

Balance Sheets, page F-1

11.
The entire balance sheet should be labeled as unaudited, as none of the interim data is considered audited.  Alternatively, the prior fiscal year column may be labeled “derived from audited financial statement.”

Response:

Beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has made this change.

Joseph A. Forte
August 12 ,2010

Management’s Discussion and Analysis

Strategy, page 5

12.
we note your disclosure that on April 15, 2010 you executed an Asset Purchase Agreement with T&P Gaming, Inc. and its majority owners.  Please disclose the purchase price and tell us whether or not you consider this to represent the acquisition of a business, given that you have acquired their installation base, intellectual property and related inventory.  In evaluating whether a business has been acquired, please consider the guidance in Rule 11-01(d) of Regulation S-X.  Your response should also address the requirements of filing a Form 8-K to include audited historical financial statements of T&P Gaming, Inc. and related pro forma financial statements.  See Rules 8-04 and 8-05 of Regulation S-X.

Response:

Please see Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010 at footnote 18 for discussion concerning the acquisition and purchase price allocation.  The Company did not account for the transaction as a business combination because the purchase price, pretax income and assets acquired tests did not exceed the 20% requirement of the Company’s assets or income as set forth in rules 3-05(b) and 1-02(w).

Sources of Revenue, page 6

13.
Please include this paragraph disclosure in future filings on Form 10-K, which is more descriptive that included in your December 31, 2009 Form 10-K.  In addition, please expand to discuss how you determine the portion of revenue to allocate between the manufactured equipment and any software or electronic devises needed to use the equipment.  your disclosure should reference the applicable accounting literature to the extent there is a multiple revenue-generating arrangement.

Response:

Beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has revised its “Sources of Revenue” discussion to provide expanded disclosure.

With respect to determining the portion of revenue to allocate between manufactured equipment and any software or electronic devices needed to use the equipment, the Company does not, as a practical manner segregate the items when the system is sold.  By contrast, the Company’s major competitor has business segments where they sell manufactured devices in which the software can be interchanged thereby creating a different game.  The software in the Company’s Bonus Jackpot System serves to assist in the count of the number of wages; essentially the software is incidental to the operation of the system and the Company does not separately market the software.

Joseph A. Forte
August 12 ,2010

Results of Operations for the three months ended March 31, 2010, page 7

14.	Please delete the last sentence of the second paragraph as pertaining to EBITDA.

Response.

Beginning with the Form 10Q for the quarterly period ended June 30, 2010 filed on August 10, 2010, the Company has made this change.

In addition, enclosed herewith please find an acknowledgement letter from the Company.

I understand that Ms. Singleton has spoken directly with Mr. Andrew Zimmerman, CFO of the Company directly regarding your comment letter.  Please feel free to either continue those discussions with Mr. Zimmerman directly or please also feel free to contact me should you require additional information.  Mr. Zimmerman may be reached at (702) 938-1740.

Sincerely,

/s/ Bryan R. Clark
Bryan R. Clark, Esq.

BRC:jdp
Enclosure (Acknowledgment by the Company)